SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

UNITED ONLINE, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

911268209
(CUSIP Number)

June 16, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911268209	13G	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Quadre Investments Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 943,769
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 943,769
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 943,769
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 6.3%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 911268209	13G	Page 3 of 5

Item 1.

(b)	Name of Issuer
United Online, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices
21255 Burbank Boulevard, Suite 400
Woodland Hills, CA 91367

Item 2.

(a)	Name of Person Filing
Quadre Investments Advisors, LLC (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence
2100 N. Ocean Blvd, Suite 2003
Fort Lauderdale, FL 33305

(c)	Citizenship
The Reporting Person is a Delaware limited liability company.

(d)	Title of Class of Securities
Common Stock, par value $0.0001 per share (the “Shares”).
(e)	CUSIP Number
911268209

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	-	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	-	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	-	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	-	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	-	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	-	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	-	A parent holding company or control person in accordance with § 240.13d-(b)(1)(ii)(G);

(h)	-	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	-	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	-	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:  As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 943,769 Shares.

(b)  Percent of class:  As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 6.3% of the total number of Shares outstanding (based upon information provided by the Issuer on Schedule 14A, as filed with the Securities and Exchange Commission on June 1, 2016, there were 14,983,755 Shares outstanding as of May 27, 2016).

(c)  The number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote:  943,769

(ii)  Shared power to vote or to direct the vote:  0

(iii)  Sole power to dispose or to direct the disposition of:  943,769

(iv)  Shared power to dispose or to direct the disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following -.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.  Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2016	By:	/s/ Matthew Giffuni
	Name:	Matthew Giffuni
	Title:	Managing Partner